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                                                                  EXHIBIT (a)(4)

                   OFFER BY CHESAPEAKE ENERGY MARKETING, INC.
                       TO PURCHASE FOR CASH UP TO 666,667
            SHARES OF CHESAPEAKE ENERGY CORPORATION PREFERRED STOCK
                   AT $15.00 PER SHARE IN CASH NET TO SELLER

Date: April 22, 1999:

To Brokers, Dealers, Commercial Bank, Trust Companies and other Nominees:

         We are enclosing the material listed below relating to the Offer by Chesapeake Energy Marketing, Inc., an Oklahoma corporation (the "Company") to purchase up to a maximum of 666,667 shares of Preferred Stock (the "Preferred Shares") at a price of $15.00 net per share to the selling holders of Preferred Stock, subject to the terms and conditions of the Offer to Purchase dated April 22, 1999, and the related Letter of Transmittal (which together constitute the "Offer"):

               1. Offer to Purchase dated April 22, 1999,

               2. Letter of Transmittal (including Substitute Form W-9 Guidelines) for your use and for the information of your clients; and

               3. Letter which may be sent to clients for whose account you hold shares in your name or the name of your nominee, with space provided for obtaining such client's instructions with regard to the Offer.

         Please advise us as to how many additional copies of the tender offer documents you will require for distribution to your clients by contacting our Transfer Agent, UMB Bank, N.A., 928 Grand Avenue, 13th Floor, Kansas City, MO 64106, Attn: Securities Transfer Division, Telephone: (816) 860-7786.

         No fees or commissions will be payable to brokers, dealers or persons for soliciting tenders of shares pursuant to the Offer. However, the Company will reimburse brokers, dealers, commercial banks, trust companies, and other nominees for their reasonable and necessary costs incurred in forwarding the Offer to Purchase and related documents to beneficial owners of shares held by such entities as nominee or in a fiduciary capacity. Please forward all invoices for reimbursement to UMB Bank, N.A., 928 Grand Avenue, 13th Floor, Kansas City, MO 64106, Attn: Securities Transfer Division, Telephone:
(816) 860-7786.

         We urge you to contact your clients promptly. Please note that the withdrawal deadline and expiration date are both May 20, 1999, at 5:00 p.m. Central Daylight Time (unless extended).

         As described in the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates and any other required documents, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for shares so tendered and any other required documents must be received within five business days after the Transfer Agent has previously received a properly completed and duly executed Notice of Guaranteed Delivery.

         Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to UMB Bank, N.A., 928 Grand Avenue, 13th Floor, Kansas City, MO 64106.

                                       Sincerely,



                                       CHESAPEAKE ENERGY MARKETING, INC.

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY OR THE TRANSFER AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENTS OR TO MAKE ANY STATEMENTS ON THEIR BEHALF IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREIN AND THE STATEMENTS CONTAINED THEREIN.